Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

November 30, 2015

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated May 4, 2015 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated May 4, 2015 contained in the Company’s Registration Statement (No. 333-202913) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
CS Notes due May 30, 2023	November 24, 2015	G94
Knock-Out Notes due November 30, 2020	November 24, 2015	J501
Digital Buffered Notes due May 27, 2019	November 25, 2015	K573
Digital Buffered Notes due November 28, 2017	November 20, 2015	K575
Digital Buffered Notes due November 28, 2017	November 20, 2015	K576
Autocallable Securities due November 30, 2017	November 24, 2015	T644
Absolute Return Barrier Securities due November 30, 2020	November 24, 2015	T645
Accelerated Barrier Notes due November 30, 2020	November 24, 2015	T646
Digital Plus Barrier Notes due November 30, 2020	November 24, 2015	T648
Trigger Performance Securities	November 24, 2015	T652
Trigger Performance Securities	November 24, 2015	T653

Trigger Performance Securities	November 24, 2015	T654
Contingent Return Optimization Securities	November 24, 2015	T655
Digital Barrier Notes due May 30, 2017	November 20, 2015	T656
Digital Plus Barrier Notes due November 30, 2021	November 20, 2015	T657
7.50% per annum Contingent Coupon Callable Yield Notes due November 30, 2018	November 20, 2015	U1379
Trigger Contingent Coupon Optimization Securities	November 24, 2015	U1380
9.00% per annum Contingent Coupon Callable Yield Notes due November 28, 2025	November 24, 2015	U1384
8.00% 15 Year Callable Daily Range Accrual Securities due November 29, 2030	November 24, 2015	U1385
Trigger Phoenix Autocallable Optimization Securities	November 25, 2015	U1393ABC